Exhibit (a)(5)(B)

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MEMORANDUM OF UNDERSTANDING

This memorandum of understanding (“MOU”) is entered into as of October 25, 2013 and contains essential terms of a settlement agreed to in principle among plaintiff Booth Family IRA Trust, on behalf of itself and all others similarly situated as members of the putative class ( (“Plaintiff”), and defendants Greenway Medical Technologies, Inc. (“Greenway” or “Company”); Thomas Green, Jr.; Wyche T. Green, III; Robert Z. Hensley; D. Neal Morrison; Thomas T. Richards; Walter Turek; and Noah Walley (the “Greenway Board”) (Greenway and the Greenway Board collectively, “Defendants”). Plaintiff and Defendants are parties in a putative class action lawsuit (“the Action”), captioned Booth Family IRA Trust v. Greenway Medical Technologies, Inc., et al., filed on October 7, 2013 as Case No. 13-A-08600-2 in the Superior Court of Gwinnett County in the State of Georgia (the “Court”). This MOU outlines the general terms of the Settlement (as defined below) that are to be embodied, together with such other consistent terms as may be agreed by the parties, in a Stipulation of Settlement (“Stipulation” as further defined below) to be submitted for approval of the Court.

WHEREAS, Greenway, a Delaware corporation; VCG Holdings, LLC (“VCG”), a Delaware limited liability company; and Crestview Acquisition Corp. (“Crestview”), a Delaware corporation and a direct wholly-owned subsidiary of VCG, entered an Agreement and Plan of Merger (“Merger Agreement”), dated as of September 23, 2013, pursuant to which Crestview was caused to commence a tender offer for all outstanding Greenway common stock (the “Tender Offer”) at a price equal to $20.35 payable in cash (the “Proposed Transaction”). The Tender Offer is set to expire on November 1, 2013;

WHEREAS, on October 4, 2013, Greenway filed a Recommendation Statement on Schedule 14D-9 with the United States Securities and Exchange Commission (the “SEC”) that provided additional information to Greenway Stockholders regarding the background to Merger and Tender Offer, the process undertaken by the Greenway Board leading up to the execution of the Merger Agreement, and the financial analysis performed by and fairness opinion provided by J.P. Morgan Chase & Co., Inc. (“J.P. Morgan”), which served as financial advisor to the Greenway Board in connection with the Proposed Transaction (the “14D-9”);

WHEREAS, on October 7, 2013, Plaintiff filed a complaint to initiate the Action, subsequently amended on October 9, 2013, alleging that (i) the Proposed Transaction is financially unfair to the Company’s stockholders, (ii) the process undertaken by the Greenway Board leading up to the execution of the Merger Agreement with VCG and its affiliates was inadequate and flawed, and (iii) the 14D-9 failed to disclose all material facts and/or provided misleading information regarding the Proposed Transaction to the Company’s stockholders (“Amended Complaint”). Through the Action, Plaintiff seeks injunctive relief, rescission, and, among other remedies, an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees.

WHEREAS, on October 8, 2013, Plaintiff served his First Request for Production of Documents on Defendants (“Document Requests”) seeking a wide range of discovery relevant to the allegations set forth in the Amended Complaint;

WHEREAS, following service of Plaintiff’s Document Requests, Plaintiff prepared an Emergency Motion for Expedited Proceedings and Discovery (“Expedited Motion”) in light of the short time frame contemplated by the Tender Offer, and the parties subsequently began discussing the possibility of engaging in discovery on an expedited basis;

WHEREAS, on October 10, 2013, the parties negotiated an informal exchange of expedited discovery to avoid a hearing on Plaintiff’s Expedited Motion (which had been provided to Defendants but not filed), with the production of internal, confidential documents and depositions of key witnesses;

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WHEREAS, on October 15, 2013, the parties to the Action entered into a Stipulated Confidentiality and Protective Order, which subsequently was entered by the Court on October 18, 2013;

WHEREAS, between October 15, 2013 and October 22, 2013, Defendants produced highly relevant internal, non-public documents to Plaintiff’s counsel in the Action, including, among other things, minutes of meetings of the Greenway Board concerning the Proposed Transaction and written presentations made to the Greenway Board;

WHEREAS, on October 23, 2013, Plaintiff conducted the deposition of Wyche T. Green, III, Greenway’s President, Chief Executive Officer member of the Greenway Board;

WHEREAS, following the review and analysis of Greenway and J.P. Morgan’s internal documents and further analysis of the 14D-9 in conjunction with Plaintiff’s retained financial expert, Plaintiff identified certain additional information that Plaintiff believed had been omitted from the 14D-9 and Plaintiff believed required disclosure prior to the expiration of the Tender Offer in order to permit Greenway stockholders to a fully informed decision as to whether to tender their shares and/or seek appraisal;

WHEREAS, Plaintiff, in conjunction with his expert, continued to evaluate, among other things, the fairness of the merger consideration being provided to Greenway Stockholders’ in conjunction with the Proposed Transaction and whether the Greenway Board breached its fiduciary duties in entering into the Merger Agreement;

WHEREAS, on October 18, 2013, Plaintiff, by and through their counsel, made a written settlement demand on Defendants (the “Demand”), which included numerous requests for supplemental disclosures to stockholders regarding the Proposed Transaction;

WHEREAS, during the period from October 18, 2013 through October 25, 2013, as Plaintiff continued to engage in discovery efforts, counsel for the parties engaged in arm’s-length negotiations concerning the potential settlement of the Action and reached an agreement in principle to propose to the Court a settlement of the Action on the terms set forth herein (the “Settlement”);

WHEREAS, Defendants recognize that counsel for Plaintiff are experienced in litigating these types of class actions;

WHEREAS, in Settlement of the Action, Defendants agreed to make a filing with the SEC, in the form of an Amendment to the 14D-9, addressing Plaintiff’s Demands for further disclosures (the “Supplemental Disclosures”). Prior to filing the Supplemental Disclosures with the SEC, Defendants consulted and negotiated with Plaintiff’s counsel regarding the substance of information to be contained therein, and Plaintiff’s counsel have provided comments upon the Supplemental Disclosures, which were considered by Defendants.

WHEREAS, Plaintiff and Plaintiff’s counsel, after consultation with their financial expert and subject to the additional confirmatory discovery provided for below, have concluded that the terms contained in this MOU are fair, reasonable, and adequate to Greenway’s public stockholders and members of the Settlement Class (as defined below), and the parties believe that it is reasonable to pursue the Settlement of the Action based on the procedures and terms outlined herein and the benefits and protections offered hereby, and the parties wish to document their agreement in this MOU;

WHEREAS, all Defendants denied, and continue to deny, that they committed or aided and abetted the commission of any breach of fiduciary duty, any violation of law of any kind, or otherwise engaged in any of the wrongful acts alleged in the Action, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other duties, and that they are entering into this MOU solely to eliminate the burden, expense, and risks of and associated with further litigation;

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WHEREAS, Plaintiff contends that it brought its claims in good faith and continue to believe that its claims have legal merit, but believe that the terms contained in this MOU satisfy their concerns with respect to the Proposed Transaction and that its efforts in prosecuting the Action resulted in significant relief for Greenway’s stockholders which, under the circumstances, is fair, reasonable and adequate;

WHEREAS, all parties recognize the time and expense that would be incurred by further litigation of the Action and the uncertainties inherent in such litigation;

WHEREAS, Defendants acknowledge that the institution, prosecution and negotiations to resolve the Action were the sole cause of the Supplemental Disclosures;

WHEREAS, Plaintiff’s counsel and Defendants’ counsel did not discuss the appropriateness or amount of any application by Plaintiff’s counsel for an award of attorney’s fees and expenses prior to agreeing to the substantive terms of the proposed Settlement; and

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, subject to the approval of the Court, by and among the parties hereto, as follows, with the following agreement in principle intended to be a full and final resolution of the Released Claims (defined below):

1.     On or before Monday, October 28, 2013, Greenway will file an Amendment to 14D-9 with the SEC that contains the Supplemental Disclosures as set forth in Exhibit A hereto, regarding the Solicitation/Recommendation Statement of Greenway with respect to the Proposed Transaction. The Supplemental Disclosures shall be made in consideration for the full settlement and release of the Released Claims (defined below).

2.     Plaintiff and Defendants agree that, except as expressly provided herein, the Action and all proceedings therein shall be stayed pending submission of the proposed Settlement to the Court for its consideration. Counsel shall enter into such documentation as the parties may agree to be required or advisable to effectuate the foregoing agreements.

3.     Without admitting any wrongdoing, all parties acknowledge that the filing and prosecution of the Action and the efforts of Plaintiff’s counsel caused Greenway to publish and provide Greenway stockholders and the investing public with the Amendment to the 14D-9 and the Supplemental Disclosures contained therein.

4.    In addition to the documents and information Defendants have provided to Plaintiff, Defendants will provide Plaintiff with additional reasonable discovery to permit Plaintiff to confirm the fairness, reasonableness, and adequacy of the Settlement (“Confirmatory Discovery”). The Confirmatory Discovery will, at minimum, consist of (i) the deposition of a representative of J.P. Morgan knowledgeable about the services rendered by J.P. Morgan as financial advisor to the Board in connection with the Proposed Transaction; and (ii) certain additional, limited documents and information relevant to confirming the fairness of the Settlement, for which Plaintiff’s counsel and Defendants’ will continue to negotiate in good faith. The parties agree to conduct Confirmatory Discovery as promptly as possible and will make a good faith effort to complete Confirmatory Discovery within 45 days of the signing of this MOU. If, after completing Confirmatory Discovery, Plaintiff’s counsel believe that the proposed Settlement is not fair, reasonable, and adequate, they shall notify Defendants’ counsel of such position in writing, and the Settlement shall be terminated and rendered a nullity consistent with the terms set forth below.

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5.     As soon as practicable following the execution of this MOU and the satisfactory conclusion of Confirmatory Discovery, Plaintiff and Defendants shall use their good faith efforts to agree upon and execute an appropriate stipulation of settlement consistent herewith on customary terms acceptable to all parties (the “Stipulation”) and such other documentation as may be required in order to obtain Final Court Approval (as defined below) of the Settlement and the dismissal of the Action with prejudice and on the merits upon the terms set forth herein (collectively, the “Settlement Documents”).

6.     The Stipulation shall, among other things, provide:

 (a) that Defendants deny any wrongdoing or liability with respect to all claims asserted in the Action, including that they have committed any violations of law, that they have acted improperly in any way, that any filing with the SEC was inadequate or misleading, that they have any liability or owe any damages of any kind to Plaintiff’s counsel and the Settlement Class (as defined below), and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties, and that they are entering into this MOU solely to eliminate the burden and expense of further litigation and to permit the Proposed Transaction to proceed without risk of injunctive or other relief;

 (b) that all proceedings in the Action, except for those proceedings related to the proposed Settlement, shall be stayed until the resolution of all such Settlement-related proceedings;

 (c) for certification, for settlement purposes only, pursuant to O.C.G.A § 9-11-23 as a mandatory class (with no right to opt out) of all Greenway stockholders and their successors in interest and transferees, immediate, and remote, from September 23, 2013, through the consummation of the Proposed Transaction (the “Settlement Class”); provided, however, that Greenway and the Greenway Board, their immediate family members, their directors or partners, their direct or indirect parent or subsidiary entities, or any person or entity over whom or which any Defendant exercises sole or exclusive control shall be excluded from the Settlement Class;

 (d) that subject to the performance, satisfaction, or waiver of the terms and conditions set forth herein, for entry of a judgment dismissing the Action with prejudice and on the merits and without costs to any party, except as expressly provided herein and in the Stipulation;

 (e) for complete releases and settlement of any and all known and unknown claims (including Unknown Claims (as defined below)) (whether individual, class, derivative, representative, legal, equitable, or any other type or in any other capacity), demands, rights, actions or causes of action, liabilities, damages, losses, obligations, attorneys’ fees (except as otherwise expressly provided in Paragraph 10 of this MOU), expenses and costs (except as otherwise expressly provided in Paragraph 10 of this MOU), judgments, suits, matters and issues of any kind or nature whatsoever (including, but not limited to, any claims arising under federal or state statutory or common law relating to alleged fraud, breach of any duty, negligence, violations of state or federal securities laws or otherwise), whether contingent or absolute, suspected or unsuspected, disclosed or undisclosed, matured or unmatured, for damages, injunctive relief, or any other remedy against Defendants, VCG, Crestview, Vitera Healthcare Solutions, LLC (“Vitera”), Vista Equity Partners Fund IV, L.P. (“VEPF IV”), Vista Equity Partners III, LLC (“VEP III”), and their respective officers, directors, insurers (specifically including AXIS Insurance), employees, agents (including, but not limited to, financial advisors and investment bankers), advisors, representatives, partners, affiliates, associates, predecessors, successors in interest and assigns (collectively, the “Released Persons”) that have been, could have been or in the future can or might be asserted by Plaintiff or any member of the proposed Settlement Class in any forum concerning, arising from or otherwise relating to (i) the claims alleged in the Action and (ii) the Proposed Transaction (collectively, the “Released Claims”), shall be released with prejudice pursuant to the terms and conditions herein; provided, however, that the claims to be released shall not include the right of any Settlement Class member to enforce the terms of the Settlement; provided, however, that the Released Claims shall not include: (a) the right of any members of the Settlement Class to seek properly and timely exercised appraisal rights pursuant to section 262 of the Delaware General Corporation Law; or (b) any claims to enforce the settlement;

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(f) that, in the event that the Settlement does not become final for any reason, the certification of the Settlement Class will be revoked and Defendants reserve the right to oppose any motion for class certification in future proceedings and take discovery regarding the same;

(g) that “Unknown claims” means any claim that Plaintiff or any member of the Settlement Class do not know or suspect exists in his, her or its favor at the time of the release of the Released Claims as against the Released Persons, including without limitation those which, if known, might have affected the decision to enter into the Settlement, Members of the Settlement Class shall be deemed to waive, and shall waive and relinquish to the fullest extent permitted by law, any and all provisions, rights, and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law or equity, which governs or limits a person’s release of Unknown Claims; further, with respect to any and all of the Released Claims, including any and all Unknown Claims, that (I) Plaintiff and members of the Settlement Class shall be deemed to waive, and shall waive and relinquish, to the fullest extent permitted by law, the provisions, rights, and benefits of Section 1542 of the California Civil Code, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS

WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT

TO EXIST IN HIS OR HER FAVOR AT THE TIME OF

EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR

HER MUST HAVE MATERIALLY AFFECTED HIS OR HER

SETTLEMENT WITH THE DEBTOR;

(II) Plaintiff and members of the Settlement Class also shall be deemed to waive any and all provisions, rights, and benefits conferred by any law of any state or territory of the United States, or principle of common law or equity, which is similar, comparable, or equivalent to California Civil Code § 1542; and (III) Plaintiff, on behalf of the Settlement Class, acknowledges that members of the Settlement Class may discover facts in addition to or different from those that they currently know or believe to be true with respect to the subject matter of this release, but that it is the intention of Plaintiff, on behalf of the Settlement Class, to fully, finally, and forever settle and release with prejudice any and all Released Claims, including any and all Unknown Claims, without regard to the subsequent discovery or existence of additional or different facts;

(h) that Plaintiff, the members of the Settlement Class and their respective agents, including, without limitation, their undersigned counsel (collectively, the “Released Plaintiffs”), will receive from Defendants, as well as their successors and assigns (collectively, the “Releasing Defendants”), a full release with prejudice of any claim that the Releasing Defendants may or could have, or may or could assert, against Plaintiff, Plaintiff’s counsel, or the Settlement Class arising out of or relating to the initiation, prosecution or settlement of the Action, without regard to the subsequent discovery or existence of additional or different facts; provided, however, that the claims to be released shall not include the right of any of Defendants to enforce the terms of the Settlement;

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(i) that all Defendants shall have the right to withdraw from the Settlement in the event that (i) any court temporarily, preliminarily or permanently enjoins or otherwise precludes the Proposed Transaction or any part thereof, or (ii) any claim related to the subject matter of the Action, the Proposed Transaction, or the Released Claims is commenced or prosecuted against any of the Released Persons in any court prior to Final Approval of the Settlement, and (following a motion by any of the Released Persons) any such claim is not dismissed with prejudice or stayed in contemplation of dismissal with prejudice following Final Approval. The parties agree to use their good faith efforts to secure the dismissal of any other litigation brought by any member of the Settlement Class in any other court or tribunal against any of the Released Persons that involves any of the Released Claims;

 (j) that, subject to the Order of the Court, pending final determination of whether the Settlement provided for in the Stipulation should be approved, that Plaintiff and all members of the Settlement Class are barred and enjoined from commencing, prosecuting, or participating in any action asserting any Released Claims against any Released Person; and

(k) a provision that the Court’s failure to approve any requested award of attorneys’ fees and/or expenses shall have no effect on the Settlement set forth in the Stipulation.

7.     Plaintiff will not seek preliminary injunctive or any other type of injunctive relief relating to the Proposed Transaction, or any damages whatsoever, either in the Court or any other court.

8.    The parties to the Action will present the Settlement to the Court for approval, and a hearing if determined to be necessary by the Court, as soon as reasonably practicable following dissemination of appropriate notice to class members, and will use their good faith efforts to obtain Final Court Approval (as defined below) of the Settlement and the dismissal with prejudice of the Action. The parties shall agree to a form of notice to submit for approval of the Court. Defendants shall disseminate and administer notice and shall solely be responsible to pay the costs and expenses related to providing such notice as approved by the Court. As used herein, “Final Court Approval” of the Settlement means that the Court entered an order approving the Settlement in accordance with the Stipulation, and that such order is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for re-argument, appeal or review, by leave, certiorari, or otherwise, expired.

9.     The consummation of the Settlement is subject to: (a) the drafting, execution, and filing of the Settlement Documents in a form mutually acceptable to the parties; and (b) Final Court Approval of the proposed Settlement and dismissal of the Action. This MOU shall be null and void and of no force and effect (except for the dissemination of the Disclosures) if any of the foregoing conditions are not met; in such an event, the parties shall be deemed to be in the position they were in prior to the execution of this MOU, and this MOU and the statements made therein shall not be deemed to prejudice in any way the positions of the parties with respect to the Action, or to constitute an admission of fact or wrongdoing by any party.

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10.    Defendants agree that Plaintiff, through the institution, prosecution and negotiations regarding resolution of the Action, solely is responsible for negotiating and causing Greenway to file Amendment to the 14D-9 and the Supplemental Disclosures contained therein. Accordingly, Plaintiff and Plaintiff’s counsel intend to petition the Court for an award of attorneys’ fees, expenses and costs in connection with the application for approval of the Settlement. Prior to agreeing to the substantive terms of the Settlement, the parties did not discuss the amount of such attorney’s fees and expenses. The parties agree, after execution of this MOU, to negotiate in good faith with respect to the amount of attorneys’ fees, expenses and costs Plaintiff and Plaintiff’s counsel intend to seek, which may include an award of reasonable time expenses incurred by Plaintiff in connection with his service as named Plaintiff. If the parties agree to the amount of attorneys’ fees, expenses and costs to be sought by Plaintiff and Plaintiff’s counsel, then Defendants will not oppose or object to the petition that Plaintiff and Plaintiff’s counsel intend to file in the Court. The Stipulation also shall provide that Greenway, or its successor(s) or insurer(s), will cause to be paid any attorneys’ fees, expenses and costs awarded by the Court within fifteen (15) business days after the Court’s entry of an Order granting the attorneys’ fees, expenses and costs application, notwithstanding the existence of any objections to the Settlement or to the attorneys’ fees, expenses and costs awarded, the potential for appeal from any such objections, or a collateral attack on the Settlement or any part thereof. If any such Order is reversed or modified in a manner so as to reduce or eliminate the attorneys’ fees, expenses and costs awarded, then Plaintiff’s counsel shall refund to the party or other entity that paid the attorneys’ fees, expenses and costs to Plaintiff’s counsel, within five (5) business days after the entry of such reversal or modification, an amount consistent with such reversal or modification, plus interest accrued or accumulated thereon. The parties agree that approval of attorneys’ fees, expenses and costs to Plaintiff’s counsel will not be a condition to Final Court Approval of the Settlement. Defendants reserve all of their rights with respect to any petition for attorneys’ fees, expenses and costs filed by Plaintiff and Plaintiff’s counsel.

11.    Plaintiff and its counsel in the Action represent and warrant that he is a member of the Settlement Class and that none of Plaintiff’s claims referred to in this MOU have been assigned, encumbered, or in any manner transferred in whole or in part, and that Plaintiff is and has been a stockholder of the Company throughout the period covered by the Complaint and this Settlement.

12.    This MOU may be executed in counterparts, including by signature transmitted by facsimile or other electronic transmission (e.g., by portable document format (PDF)). Each counterpart when so executed shall be deemed to be an original, and all such counterparts together shall constitute the same instrument.

13.    This MOU and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of Georgia without regard to conflict of laws principles. Any action arising out of or relating to this MOU and the Settlement shall be brought exclusively in the Superior Court of Gwinnett County in the State of Georgia.

14.    Each party severally acknowledges that no promise, inducement, or agreement not expressed herein has been made to it, to him, or to her, that this MOU contains the entire agreement between or among the parties concerning the matters described in this MOU, and (except as otherwise expressly provided in Paragraph 6(e) of this MOU, or as otherwise expressly provided herein) that there are no third-party beneficiaries to this MOU. This MOU may be modified or amended only by a writing signed by the signatories hereto, and no oral agreement to modify or remove this requirement shall be effective. If there is any conflict between the terms of this MOU and the terms of the Stipulation of Settlement, then the terms of the Stipulation shall govern.

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15.    The terms of this MOU and the Settlement shall be binding upon the parties hereto (including all members of the Class) and inure to the benefit of their successors, assigns, executors, administrators, heirs, and legal representatives, provided, however, that no assignment by any party shall operate to relieve such party of its obligations hereunder.

16.    Each of the attorneys executing this MOU represents and warrants that they have been duly empowered and authorized by his/her respective client(s) to execute this MOU.

UNDERSTOOD AND AGREED TO BY THE PARTIES:

By: __/s/ Richard A. Acocelli_________

David A. Bain

LAW OFFICES OF DAVID A. BAIN, LLC

1050 Promenade II

1230 Peachtree Street, N.E.

Atlanta, GA 30309

Phone: (404) 724-9990

WEISSLAW, LLP

Richard A. Acocelli

Michael A. Rogovin

Kelly Keenan

1500 Broadway, 16th Floor

New York, NY 10036

Tel: (212) 682-3025

Fax: (212) 682-3010

Attorneys for and on Behalf of Plaintiff Booth Family Trust IRA, on Behalf of Itself and All Others Similarly Situated

By: _/s/ Eric D. Stolze _______________

William K Whitner

Eric D. Stolze

PAUL HASTINGS LLP

1170 Peachtree Street, N.E.

Suite 100

Atlanta, GA 30309

Phone: (404) 815-2400

Attorneys for and on Behalf of Defendants Greenway Medical Technologies, Inc.; W. Thomas Green, Jr.; Wyche T. Green, III; Robert Z. Hensley; D. Neal Morrison,; Thomas T. Richards; Walter Turek; and Noah Walley

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EXHIBIT A